Exhibit (m)(1)

IVY FUNDS VARIABLE INSURANCE
PORTFOLIOS SERVICE PLAN

Effective April 30, 2009

This Plan is adopted by Ivy Funds Variable Insurance Portfolios (the "Trust"), on behalf of each series of the Trust other than the Money Market series (each a "Fund") pursuant to Rule  12b-1 under the Investment Company Act of 1940, as amended (the "Act"), to provide for payment by the Trust of certain expenses in connection with the provision of personal services to the owners of variable life insurance policies or variable annuity contracts funded by shares of the Funds ("Policies") and/or maintenance of the accounts of such Policies ("Policyowners"). Payments under the Plan are to be made to Waddell & Reed, Inc. ("W&R").

Service Fee

With respect to each Fund, the Trust is authorized to pay to W&R an amount not to exceed on an annual basis .25 of 1% of the Fund's average net assets as a "service fee" to finance Policyowner servicing by W&R, its affiliated companies, broker-dealers who may sell the Fund's shares and other third parties and to encourage and foster the maintenance of Policyowner accounts. The amounts shall be payable to W&R daily or at such other intervals as the board of trustees may determine.

FINRA Definition

The "service fee" shall be considered a payment made by the Trust for personal service and/or maintenance of Policyowner accounts, as such is now defined by the Financial Industry Regulatory Authority ("FINRA"), provided, however, if FINRA adopts a definition of "service fee" for purposes of Rule 2830 and FINRA Conduct Rules that differs from the definition of "service fee" as presently used, or if FINRA adopts a related definition intended to define the same concept, the definition of "service fee" as used herein shall be automatically amended to conform to the FINRA definition.

Quarterly Reports

W&R shall provide to the board of trustees of the Trust, and the board of trustees shall review, at least quarterly a written report of the amounts so expended of the service fee paid or payable to it under this Plan and the purposes for which such expenditures were made.

Approval of Plan

This Plan shall become effective as to a Fund when it has been approved by a vote of at least a majority of that Fund's outstanding voting securities (as defined in the Act) and by a vote of the board of trustees of the Trust and of the trustees who are not interested persons of the Trust and have no direct or indirect financial interest in the operation of the Plan or any agreement related to this Plan (other than as trustees of the Trust or as Policyowners) ("independent trustees") cast in person at a meeting called for the purposes of voting on such Plan.

Continuance

This Plan shall continue in effect for a period of one (1) year and thereafter from year to year only so long as such continuance is approved by the trustees, including the independent trustees, as specified hereinabove for the adoption of the Plan by the trustees and independent trustees.

Trustee Continuation

In considering whether to adopt, continue or implement this Plan, the trustees shall have a duty to request and evaluate, and W&R shall have a duty to furnish, such information as may be reasonably necessary to an informed determination of whether this Plan should be adopted, implemented or continued.

Termination

This Plan may be terminated as toa Fund at any time by a vote of a majority of the independent trustees of the Trust by a vote of the majority of the outstanding voting securities of that Fund without penalty. On termination, the payment of all service fees shall cease, and the Trust shall have no obligation to W&R to reimburse it for any cost or expenditure it has made or may make to service Policyowner accounts.

Amendments

This Plan may not be amended to increase materially the amount to be spent by a Fund for personal service and/or maintenance of Policyowner accounts without approval of the shareholders of that Fund, and all material amendments of this Plan must be approved in the manner prescribed for the adoption of the Plan as provided hereinabove.

Trustees

While this Plan is in effect, the selection and nomination of the trustees who are not interested persons of the Fund shall be committed to the discretion of the trustees who are not interested persons of the Trust.

Records

Copies of this Plan and reports made pursuant to this Plan shall be preserved as provided in Rule 12b-1(f) under the Act.